Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: March 29, 2021

The following article was posted on the transaction-related website portal hosted by Canadian Pacific Railway Limited.

Financial Times: Rail Deal is a $29bn bet on trade pact between Canada, US, and Mexico

By Gregory Meyer and James Fontanella-Khan

22 March 2021

Canadian Pacific Railway’s proposed takeover of the Kansas City Southern railroad is a $29bn bet on smooth commerce between Canada, the US and Mexico after the three countries replaced their contentious old trade pact with a new one.

The smallest of North America’s seven major freight railroads on Sunday announced plans to merge their companies to form a 20,000-mile network stretching across the continent, from the port of St John on Canada’s Atlantic coast to the Mexican port of Lázaro Cárdenas on the Pacific.

Executives pointed to the US-Mexico-Canada trade agreement — a revamped version of the North American Free Trade Agreement championed by former US president Donald Trump — as a rationale for the combination.

The USMCA pact came into force last July. The agreement brought to a close a tense period of tariffs and threats between the US and its two neighbours. US exports to and imports from Canada and Mexico were projected to increase under the deal, according to a 2019 analysis by the US International Trade Commission.

The countries are now on course for a steady trade relationship for at least the next 16 years, said Patrick Ottensmeyer, Kansas City Southern’s chief executive.

“The USMCA agreement has created trade certainty and just a wonderful opportunity for North America to become an even more powerful trading bloc in the world,” he told the Financial Times.

Trains already cross North American borders but long hauls often require switching locomotives and crews between railroads. Calgary-based Canadian Pacific’s tracks currently end at the Kansas City, Missouri, rail yard it shares with Kansas City Southern, which runs across the Rio Grande river to industrial cities and ports in Mexico.

Executives said the merger would create “single line” service for commodities such as grain from the US Midwest and petroleum products from Canada that could reach the Gulf Coast and Mexico without interruption, as well for as intermodal trailer vans.

John Brooks, Canadian Pacific’s chief marketing officer, noted that Kansas City Southern served 16 Mexican car factories. “The new franchise will essentially tie the auto belts of Ontario, the Upper Midwest and Mexico,” Brooks said.

The deal comes as rail traffic rebounds from the early blow of the pandemic, with North American carloads up 2.8 per cent year on year in the first 10 weeks of 2021, according to the Association of American Railroads.

The Canadian takeover of a US company would require approval from the Committee on Foreign Investment in the United States, an intra-agency panel that can block deals on national security grounds, as well as competition authorities in Mexico and the US, executives said.

The US Surface Transportation Board, which reviews whether mergers will benefit railroad customers and the public, was notified of the proposed merger at the weekend, a person close to the agency said.

Jennifer Hedrick, executive director of the National Industrial Transportation League, said the shipper group’s members had “outstanding relationships” with the two railroads and were optimistic about the venture.

But she added: “Any merger in this industry and on this scale will be viewed with healthy scepticism based on prior history and experience of rail mergers.”

Todd Tranausky, vice-president of rail and intermodal at FTR Transportation Intelligence, said the transaction was likely to be the first real test of enhanced merger rules that the Surface Transportation Board put in place in 2001. He said shippers could oppose the deal out of concerns that service would decline.

“There has never been a well-integrated rail merger and there has always been some level of disruption to the service levels that shippers have experienced moving their freight during the immediate aftermath of a successful rail merger,” Tranausky said.

The railroads’ executives downplayed concerns about competition, noting that their networks had no tracks in parallel. “As an end-to-end combination, we see this as very pro-competitive,” Ottensmeyer said.

Kansas City Southern rejected in September a buyout offer from a consortium led by Blackstone and Global Infrastructure Partners that valued its shares at $21bn. The private equity groups were convinced that their offer had a better chance to win regulatory approval because they were not direct rivals of any existing player.

The consortium of investors is unlikely to propose a rival bid, said one person who closely follows the sector.

Canadian Pacific tried to acquire eastern US railroads CSX and Norfolk Southern in recent years but both attempts were blocked partly over concerns that the deals would not win regulatory approval.

The combined companies would have a workforce of 20,000. Some initial redundancies will be followed by an increase in headcount between 2023 and 2025, said Nadeem Velani, Canadian Pacific’s chief financial officer.

“We expect volume growth, and as a result of that, we expect job growth,” said Keith Creel, Canadian Pacific’s chief executive.

The combined company, to be called Canadian Pacific Kansas City, would be able to increase annual revenue by $800m, about 9 per cent more than the companies’ combined revenues in 2020, Velani said.

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FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.